Exhibit 99.1

Spreadtrum and Micromax Partner to Expand

Handset Business in India and Emerging Markets

SHANGHAI, CHINA – March 14, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, and Micromax Informatics Limited (“Micromax”), one of the leading Indian mobile brands*, today announced a partnership to work together to grow the market for innovative, value for money handset products in India and other emerging markets. In connection with the agreement, Spreadtrum will invest US$10 million in Micromax and become one of Micromax’s preferred mobile chipset suppliers.

Micromax, the 12th largest handset manufacturer in the world (According to Global Handset Vendor Market share report from Strategy Analytics), which ships more than 4 million handsets quarterly (same source), has built its leading position by focusing on delivering innovative, localized products at affordable prices. Micromax has an established sales presence across India and in Hong Kong, Bangladesh, Nepal, Sri-Lanka, Maldives, UAE, Kingdom of Saudi Arabia, Kuwait, Qatar, Oman, Afghanistan and Brazil.

With this partnership, the two companies will work together through a joint R&D collaboration to deliver feature-rich innovations across Micromax’s portfolio of products. Micromax currently ships more than 60 models ranging from dual-SIM feature phones to 3G Android smartphones. Spreadtrum will collaborate with Micromax on the development of new innovative products in order to gain major market share.

“We focus on delivering innovation to the consumer at affordable prices, and our partnership and collaboration with Spreadtrum supports our objectives of feature customization to local needs, rapid time to market, and innovation on value for money platforms,” said Rajesh Agarwal, Managing Director of Micromax Informatics Ltd. “The Indian mobile industry is growing at a rate of 12% per year, and partnerships such as this one will help us both capture the growth opportunity within India as well as expand our distribution to other countries.”

“Micromax’s focus on unique, innovative features has allowed it to rapidly establish a leading position in the Indian and global handset market,” said Dr. Leo Li, president and CEO of Spreadtrum. “Our mutual cooperation with Micromax will help us expand our reach in emerging markets and ensure that our R&D investments are closely aligned with the world’s leading brands.”

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

About Micromax Informatics Ltd.

Micromax is the 12th largest handset manufacturer in the World (According to Global Handset Vendor Market share report from Strategy Analytics). The Indian brand is reaching out to the global frontier with innovative products that challenge the status quo that Innovation comes with a price. Micromax has sales presence across India and global presence in Hong Kong, Bangladesh, Nepal, Sri-Lanka, Maldives, UAE, Kingdom of Saudi Arabia, Kuwait, Qatar, Oman, Afghanistan and Brazil.

* Micromax holds the 3rd position amongst the handset manufacturers in India as per revenue with a market share of 6.9% for the FY 2011. (Source: V&D report)

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation on Spreadtrum to be Micromax’s preferred baseband supplier; the anticipation on India’s continuous mobile industry growth, and the successful collaboration of Spreadtrum and Micromax to enable Spreadtrum’s business expansion in India and other emerging markets, as well as Spreadtrum’s close alignment with the world’s leading brands. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; Micromax’s continuing success in maintaining its market share in India; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company's relationship with Micromax; and changes in political, economic, legal and social conditions in China and India. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148

Micromax Contact: Andre Augustine andre@micromaxinfo.com +91 9654 82 1849